SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on September 7, 2023, it concluded the signing of a contract for the sale of the Candiota thermoelectric complex, the only coal-fired asset of the group, to the Âmbar Energia S.A group ("Âmbar Energia") for the amount of R$ 72 million (Equity Value). The plant, located in Candiota - RS, owned by Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("Eletrobras CGT Eletrosul"), has an installed capacity of 350MW. The transaction is subject to customary adjustments and conditions precedent in the market. Once completed, the operation will be another important milestone for the Company in the search for the reduction of CO2 emissions and net zero target by 2030, since Candiota represents about one third of Eletrobras' total emissions.

In parallel and following the Company's corporate optimization plan, we also reported the evolution of two negotiations with the Âmbar Energia group for assets held jointly with Eletrobras.

1) The purchase of Âmbar Energia's 51% stakes in two transmission assets for R$ 574 million (Equity Value) in the SPEs Vale do São Bartolomeu (“VSB”) and Triângulo Mineiro Transmissora ("TMT"), held jointly with Eletrobras. Both SPEs, VSB and TMT, will have net debt close to zero on the expected date of completion of the operation, have allowed annual revenues - RAPs approved for the 2023-2024 cycle of R$ 49 million and R$ 53 million and concessions until Oct/2043 and Aug/2043, respectively. We emphasize that this negotiation is the result of an anticipation with optimization and improvements of the terms of call and put option of the two assets. In these options, established in 2013, Âmbar Energia held the right to sell its respective stakes to Furnas Centrais Elétricas ("Eletrobras Furnas") and Eletrobras Furnas held the right to purchase these interests. CELGpar has a period to exercise its preemptive rights at VSB, pursuant to the terms of the current shareholders' agreement.

Current Shareholding	TMT	VSB
Furnas	49%	39%
FIP Milão (Âmbar)	51%	51%
CELGpar	-	10%

2) The second negotiation deals with an option to purchase 51% of the 6 non-operational wind generation SPEs of the Baleia complex, in favor of Brasilventos Energia S.A ("BVE"), a wholly-owned subsidiary of Furnas, for R$ 1 (one real). The SPEs have no debt and are the holders of the right to receive in a claim for insurance indemnity. The values are the subject of discussion and once established, will benefit both shareholders (Âmbar Energia and Eletrobras), since the effective purchase of the asset by BVE would only occur after the conclusion of the discussions and receipt from the insurer.

Current Shareholding	SPEs of the Baleia Complex
BVE	49%
FIP Milão (Âmbar)	51%

Assets	Capacity/ Extension	Location	RAP 23/24 (R$ million)	End of Grant/Authorization
VSB	163 KM LT + 1 SE	GO - DF	49	oct/2043
TMT	296 Km LT	MG	53	aug/2043
Baleia	N.A.	CE	N.A.	N.A.

The Company will keep the market informed about the conclusion of the transactions above, as well as values, once the processes, necessary diligences and minority rights of the company have been overcome special purpose VSB.

These initiatives are in line with the company's strategic plan, which aims to simplify the structure, reduce liabilities and seek to zero CO2 emissions by 2030. It is worth mentioning that Eletrobras continues with several other initiatives adhering to its strategic plan, as well as completing the sale of the gas thermal park, announced via a market announcement of July 7, 2023.

Finally, it is important to highlight that, based on the registered values of the Candiota Thermoelectric Complex in June 2023 and on the value proposed for sale, Eletrobras estimates that the transaction alone will generate an accounting impact for the Company, negative of approximately R$ 56 million in 3Q23.

Rio de Janeiro, September 8, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.